Brian T. Gallagher, Esq. Admitted in Maryland, Virginia and Washington, DC	Email: BGallagher@G-E-Law.com

July 21, 2025

SENT VIA EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Request for POS Qualification

CIK No. 0002016678

To the Division of Corporation Finance:

This letter is submitted on behalf of Bequest Bonds I, Inc., a Delaware corporation (the “Issuer”) in reference to the Issuer’s recently submitted Post-Qualification Amendment No. 5 (CIK No. 0002016678).

Please accept the attached amended POS in response to your letter, dated July 7, 2025. The letter makes reference to the fact that the audited financials for the fiscal year 2024 had yet to be filed. The issuer inadvertently filed the financial report on February 7, 2025 using Rule 253(g)(2). This mistake has been corrected and on July 9, 2025, the 0224 financial report was filed on Form 1-K. Additionally, the historical data on page five (5) of the POS has been edited to reflect the same period noted in the financial report. Please feel free to contact me at the above number for any questions related to this letter.

Sincerely,

//BTG//
Brian T. Gallagher